Exhibit 99.1

SCOPUS ANNOUNCES ANNUAL MEETING OF SHAREHOLDERS

TEL – AVIV, November 25, 2008 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that the 2008 Annual Meeting of Shareholders will be held on Tuesday, December 30, 2008 at 5:00 p.m., Israel time, at the offices of the Company, 10 Ha’amal Street, Park-Afek, Rosh-Ha’ayin 48092, Israel. The record date for the meeting is November 30, 2008.

The Company will mail to its shareholders of record a notice and proxy statement describing the matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of the meeting is as follows:

1.	To approve the reappointment of Brightman Almagor Zohar, a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the year ending December 31, 2008, and for the period until immediately following the next annual general meeting of the shareholders, and to empower the Board of Directors to determine the auditors’ compensation, or to delegate to the Audit Committee thereof the authority to do so;

2.	To elect two directors as class II directors, to hold office until the 2011 annual general meeting of shareholders or until a successor has been duly elected;

3.	To elect two external directors; and

4.	To approve a compensation package for the non-employee directors (including the two external directors) for their services as members of the Board of Directors.

        In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2008.

        The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting, in person or by proxy, is required to constitute approval of each of the Proposals, except that Proposal 3 would also require that either: (i) the majority of votes shall include at least one third of all the votes of shareholders who are not the controlling shareholders of the Company (or any party acting on their behalf) and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or (ii) the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

For more information visit: www.scopus.net

Company Contact:	Investor Relations Contact

Moshe Eisenberg	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: +972-3-900 7100	Tel: (US) 1 646 201 9246
Moshee@scopus.net	info@gkir.com

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info_us@scopus.net www.scopus.net